Board of Management

Vedior

RECEIVED

2004 OCT -8 A 11:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

**Vedior N.V.**
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SUPPL

04045450

Amsterdam, 1 October 2004

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

**Amsterdam, The Netherlands**

# Vedior sells a subsidiary to facilitate expansion in Japan

For immediate release on 1 October 2004

Vedior announces that it has signed a contract to dispose of its 51% interest in Niscom Inc. ("Niscom" or "the Company").

Niscom reported sales for the year ended 31 December 2003 of Yen 16.8 billion (€128 million) and its contribution to Vedior's net income after tax and minority interests but before amortization of goodwill was €2 million.

Zach Miles, Vedior's Chief Executive said, *"Japan is one of Vedior's key markets for expansion given its positive economic, legislative and demographic trends. However, in this instance Niscom's management wishes to take the company in a specific strategic direction which does not suit the overall strategic focus of Vedior. We have therefore concluded that the interests of both parties are best served through this disposal."*

Vedior continues to be represented in the Japanese market through its investment in the fast growing specialist healthcare staffing brand, Supernurse, and its outplacement subsidiary, Fairplace Consulting. The disposal of Niscom will facilitate the pursuit of other opportunities for Vedior to expand its operations in the Japanese market.

**Notes to Editors:**
With annual 2003 sales of €5,970 million, Vedior is one of the world's largest staffing companies measured by sales. The Group operates in 36 countries worldwide including Europe, North America, Australasia, South Africa, Latin America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education.

**For further information, please contact:**
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary